

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2006

Via Fax & U.S. Mail

Mr. David C. Hansen
Chief Financial Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, MN 55379

Re: Canterbury Park Holding Corporation
Form 10-K for the Year Ended December 31, 2005
File No. 001-31569

Dear Mr. Hansen:

We have reviewed your response dated October 25, 2006 related to the above-referenced filing and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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1. We have reviewed your response to our previous comment 1, and do not object to your materiality assessment as presented or proposal of prospective treatment provided such changes to the face of the financial statements and the following changes to your disclosure occur in the next Form 10-Q (September 30, 2006) filed with us:
    -   You should describe the adjustment as a change in accounting treatment, including the nature of and facts and circumstances surrounding such change;
    -   you should discuss why you believe a restatement was not necessary (as summarized in your response letter);
    -   you should disclose the impact of such change, in tabular form, for ALL fiscal years AND interim periods effected;
    -   finally, you should repeat this disclosure in your fiscal 2006 audited financial statements so it is apparent to readers of your financial statements that your auditor agrees with and has opined on your assessment that the changes made are not material and therefore do not require restatement.

    Please confirm to us in writing that these disclosure will be made in your next Forms 10-Q and 10-K.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief